UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1 )

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

COPY TO:

Joshua Beiser, Esq.

Assistant Secretary

Kellen Holdings, LLC

175 Berkeley Street

Boston, MA 02116

(617) 357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 18, 2013

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40537Q209	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Kellen Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,671,666 less than 5%
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 14,671,666 less than 5%
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,671,666 less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14.	TYPE OF REPORTING PERSON OO

Kellen Holdings, LLC (“Kellen”) hereby amends the report on Schedule 13D filed with the Commission on September 26, 2012 (the “Schedule 13D”), with respect to the shares of common stock outstanding, par value $0.0001, of Halcón Resources Corporation (the “Issuer” or “Halcón”). The principal executive offices of the Issuer are located at 1000 Louisiana Street, Suite 6700, Houston, Texas 77002.

Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1.	Security and Issuer.

No Modification.

Item 2.	Identity and Background.

Item 2 is amended with respect to Schedule A, updating of the Executive Officers and Directors of Liberty Mutual Holding Company Inc.

Item 3.	Source and Amount of Funds or Other Consideration.

No Modification.

Item 4.	Purpose of Transaction.

No Modification.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) is amended and restated as follows:

Kellen owns an aggregate amount of 14,671,666 shares of Halcón Common Stock. As a result of Halcón’s stockholders approving the issuance of approximately 108.8 million shares of Halcón Common Stock upon the conversion of the convertible preferred stock issued to Petro-Hunt Holdings, LLC and an affiliate in connection with a recent merger transaction, Kellen’s shares now constitute approximately 4.0% of the 366,953,461 issued and outstanding shares of Halcón Common Stock.

Items 5(b) – 5(d). No Modification.

Item 5(e) is amended and restated as follows:

Effective January 18, 2013, Kellen has ceased to be a beneficial owner of more than 5% of Halcón Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No Modification.

Item 7.	Material to be Filed as Exhibits.

No Modification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLEN HOLDINGS, LLC

Dated: January 28, 2013	By:	/s/ Daniel A. Rioux
Daniel A. Rioux
President and Chief Executive Officer

SCHEDULE A

Controlling Persons

Kellen Holdings, LLC, a Delaware limited liability company, is a direct subsidiary of Liberty Energy Holdings, LLC, a Delaware limited liability company (“LEH”) and is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Kellen Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The officer and director information for Kellen Holdings, LLC and Liberty Mutual Holding Company Inc. is as set forth below. The officer and director information for LEH is the same as Kellen.

Kellen Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes	Gregory S. Morzano	Daniel A. Rioux
Chairman of the Board	Chief Executive Officer and	Chief Executive Officer,
Citizenship: U.S.A.	President	President and Treasurer
	Citizenship: U.S.A.	Citizenship: U.S.A.

Dennis J. Langwell	Dexter R. Legg	James F. Kelleher
Chief Financial Officer and	Secretary and	Senior Vice President and
Senior Vice President	Vice President	Chief Legal Officer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Scott E. Carson	Sean P. O’Neill	Gary Ostrow
Vice President	Vice President	Vice President
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Caury Bailey	Mark D’Amato	David G. Hayter
Assistant Treasurer	Assistant Treasurer	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Michael P. Russell	Laurance H.S. Yahia	Steven M. Zagoren
Assistant Treasurer	Assistant Treasurer	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Joshua E. Beiser	Kristin L. Kelley	James R. Pugh
Assistant Secretary	Assistant Secretary	Assistant Secretary
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Directors

A. Alexander Fontanes	Dennis J. Langwell	James F. Kelleher
Chairman of the Board	Chief Financial Officer	Senior Vice President and
Citizenship: U.S.A.	and Senior Vice President	Chief Legal Officer
	Citizenship: U.S.A.	Citizenship: U.S.A.

Page 6 of 8 Pages

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Edmund F. Kelly Chairman of the Board Citizenship: U.S.A.	David H. Long Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.

A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Luis Bonell Executive Vice President Citizenship: Spain	James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	James F. Kelleher Senior Vice President and Chief Legal Officer Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Melanie M. Foley Senior Vice President Citizenship: U.S.A.

Steven M. Zagoren Assistant Treasurer Citizenship: U.S.A.	Gary J. Ostrow Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Page 7 of 8 Pages

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

Edmund F. Kelly Chairman of the Board c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	David H. Long Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Michael J. Babcock Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Marian L. Heard President and Chief Executive Officer Oxen Hill Partners c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical

Professor, Polsky Center for Entrepreneurship, University of

Chicago Booth School of Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Annette M. Verschuren Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: Canada

Page 8 of 8 Pages